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                                                                    EXHIBIT 99.1

                      AMENDMENT NO. 4 TO RSI HOLDINGS, INC.
                                STOCK OPTION PLAN


         This Amendment to the RSI Holdings, Inc. Stock Option Plan, as amended to date (the "Plan"), is made as of the 20th day of November, 1998, to become effective upon receipt of the approval of the shareholders of RSI Holdings,
Inc.:

         1. The second sentence of Section 4 entitled "Stock Subject to Plan" shall be deleted and replaced with the following:

                  An aggregate of 1,250,000 shares are reserved for the grant under this Plan of Options, any or all of which, at the Board's (or Committee's, as applicable) discretion, may be intended to qualify as incentive stock options under Section 422 of the Code.

         In all other respects the Plan shall remain unchanged.

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